BANK OF NEW YORK MELLON / SBSD

CIK 0001878049

SBSE-A_A BEING SUBMITTED ON MARCH 30, 2022.

THIS AMENDMENT IS BEING SUBMITTED TO:

1) PROVIDE REQUIRED BACKGROUND INFORMATION FOR PRINCIPAL DONNA TUMMINIO.
2) ATTACH A CONSOLIDATED FORM 7R WHICH REPLACES THE MULTIPLE 7R DOCUMENTS SUBMITTED PREVIOUSLY WITH FORM SBSE-A ON MARCH 28, 2022.

THANK YOU